dMY Technology Group, Inc. IV

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

November 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Technology Group, Inc. IV

Amendment No. 3 to Registration Statement Registration Statement on Form S-4

Filed November 1, 2021

File No. 333-258431

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, dMY Technology Group, Inc. IV hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m., prevailing Eastern Time, on November 5, 2021, or as soon as practicable thereafter.

Please contact Laura Katherine Mann (laurakatherine.mann@whitecase.com / telephone: (713) 496-9695) or Era Anagnosti (era.anagnosti@whitecase.com / telephone: (202) 637-6274) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

dMY Technology Group, Inc. IV

By:	/s/ Niccolo de Masi
Name:	Niccolo de Masi
Title:	Chief Executive Officer and Director (Principal Executive Officer)

cc:	Joel Rubinstein, Era Anagnosti, Laura Katherine Mann, James Hu, White & Case LLP